Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com

China Ceramics Regains Compliance with
NASDAQ Listing Requirements

Jinjiang, Fujian Province, China, September 21, 2020–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that it has received a letter from the Listings Qualifications department of The Nasdaq Stock Market notifying the Company that it has regained compliance with NASDAQ’s minimum bid requirements for continued listing requirements on the NASDAQ Stock Market. On September 3, 2020, the Company effected a one-for-three reverse stock split to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market. The letter noted that since the closing bid of the Company’s common stock has been $1.00 per share or more for 10 consecutive business days, from September 3, 2020 to September 18, 2020, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and that the matter is now closed.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. Through its wholly-owned subsidiary, Antelope Holdings (Chengdu), Co., Ltd., the Company provides fintech solutions which includes the development of blockchain software. For more information, please visit http://www.cceramics.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company's ability to, among other things, successfully design, deploy and pursue this expansion strategy, the Company’s ability to complete any agreements with new customers in the markets in question and add to its overall growth. Actual events or results may differ materially from the Company's expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.

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